[USI LETTERHEAD]

September 25, 2008
Via EDGAR and FEDEX

Lynn Dicker
Reviewing Accountant
Mail Stop 6010
Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

RE:	Universal Security Instruments, Inc. (the “Company”)
Form 10-K for the Fiscal Year ended March 31, 2008
File No. 001-31747

Dear Ms. Dicker:

I am writing to you in response to your letter of September 15, 2008, regarding the above referenced filing. Below are the Company’s responses to the comments raised.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Comparison of Results of Operations for the years ended March 31, 2008, 2007, and 2006, page 16.

1. We note your comment and will revise our results of operations discussion in future filings to quantify the effects of volume and pricing changes on our revenues for each period presented.

Controls and Procedures

Evaluation of Disclosure Controls and Procedures, page 21

2. We specifically confirm to you that our chief executive officer and chief financial officer have concluded that our disclosure controls and procedures were effective as of March 31, 2008 and June 30, 2008. We note your comment and will revise future filings to clearly indicate our conclusion on the effectiveness of our disclosure controls and procedures.

Lynn Dicker
Division of Corporation Finance
Securities and Exchange Commission
September 25, 2008

Management’s Annual Report on Internal Control over Financial Reporting, page 21

3. We have excluded the Canadian subsidiary from our assessment of internal control over financial reporting. Our reason for doing so is as follows. During the fourth quarter of our fiscal year ended March 31, 2008 (on February 11, 2008), the Ontario Superior Court of Justice placed the assets, liabilities and dissolution activities of the Canadian subsidiary under the control of a Court appointed receiver. Accordingly, the Company did not have the authority to exercise management control over the assets and liabilities or operations of the Canadian subsidiary. Financial information included in our filing was obtained from the Court appointed receiver and was not subject to the Company’s internal controls over financial reporting.

4. In addition to management’s review of internal control over financial reporting we engaged certified public accountants, other than our independent auditor, as a consultant to review our system of internal control over financial reporting. This consultant was also engaged to review the system of internal control over financial reporting at our Canadian subsidiary; however, this portion of the engagement was eliminated when the Canadian subsidiary was placed into receivership. Our conclusion, based on our and our consultant’s assessment of the internal controls over financial reporting of our continuing operations, as further discussed in 5 below, was that there are mitigating controls in place that offset the risk that a material error would not be detected in the preparation of our consolidated financial statements. Accordingly, management concluded that, except with respect to our Canadian subsidiary, the Company’s internal control over financial reporting was effective as of March 31, 2008.

5. We note your comment and respectfully request that further disclosure be included in future filings. In connection therewith, we hereby advise the Staff as follows:

▪
The consolidated financial statements and related disclosures in our March 31, 2008 Annual Report on Form 10-K separated the assets, liabilities, and continuing operations of the Company from the assets, liabilities and discontinued operations of the Canadian subsidiary. Accordingly, we endeavored to differentiate our review and conclusions relating to the internal controls over financial reporting of the continuing operations from those of our discontinued operations.

▪
The disclosures regarding certain material weaknesses in internal control over financial reporting and income tax issues relate to our discontinued Canadian subsidiary as previously discussed in 3 and 4 above. The operations of the Canadian subsidiary were halted during the fourth quarter of our fiscal year ended March 31, 2008 when the assets, liabilities, and dissolution activities were placed under the direction of a Court appointed receiver.

Lynn Dicker
Division of Corporation Finance
Securities and Exchange Commission
September 25, 2008

▪
Inasmuch as the dissolution of our Canadian subsidiary is complete and any uncertainty regarding the ultimate realization of assets and disposition of liabilities, including tax items, has been substantially removed, there can be no remediation of the material weaknesses related to those operations.

▪
In light of the fact that the ultimate realization of assets has been determined to be correct as reported in our filing and that the Canadian subsidiary is dissolved and will not be consolidated in future filings, we respectfully request that you reconsider the need to revise our filing to clarify these issues.

▪
It is our intention to provide a final detailed summary of the dissolution of the Canadian subsidiary in the quarter in which our auditor concurs that the dissolution is complete which we expect to be in the quarter ended September 30, 2008 or December 31, 2008.

▪
The lack of segregation of duties at the Company’s offices does not rise to the level of material weakness, and the Company’s position with respect to the lack of segregation of duties is set forth in Item 9A of the Annual Report.

6. For all the reasons stated above, management has concluded that our disclosure controls and procedures were effective as of March 31, 2008 and June 30, 2008.

Financial Statements

Report Of Independent Registered Public Accounting Firm, page F-1

7. The opinion included was erroneously the statutory opinion. The audit opinion which our auditors intended to be included in our filing was in accordance with standards of the Public Company Accounting Oversight Board (US). An amended filing will be made which includes the correct opinion of Grant Thornton - Hong Kong.

Consolidated Balance Sheets, page F-2

8. We note your comment and will revise future filings to separately present accounts receivable and accounts payable in the balance sheet as required. However, we believe the presentation of a breakout in the cost of goods sold section on the statement of operations would be less meaningful to the reader. Accordingly, we respectfully request that this disclosure be done in an accompanying note to the financial statements.

Consolidated Statements of Shareholders’ Equity, page F-4

9. The tax benefit of $1,029,189 related to the exercise of employee stock options exercised during the fiscal year ended March 31, 2007 is calculated as follows. Total option proceeds to the Company for all shares exercised during the fiscal year ended March 31, 2007 amounted to approximately $585,000. The aggregate market value of the exercised shares on the dates the options were exercised amounted to approximately $3,851,000. The difference of $3,266,000 ($3,851,000 - $585,000) represents an employment related expense for federal and state income tax purposes. The tax benefit of $1,029,189 is the result obtained by multiplying the $3,266,000 deduction by our effective tax rate for the year.

Lynn Dicker
Division of Corporation Finance
Securities and Exchange Commission
September 25, 2008

Discontinued Operations, page F-8

10. The consolidated asset impairment loss included a write down of inventories, trade accounts receivable, and other assets to their net realizable valve, in addition to the write down of property, plant and equipment and the write down of goodwill. Specifically, the impairment loss recorded on the books of the Canadian subsidiary included the following:

Property plant and equipment	$3,800,000
Goodwill	2,100,000
Inventory	1,700,000
Accounts receivable	500,000
Costs of disposal	900,000
Total	$9,000,000

We note your comment and will describe and disclose the composition of the asset impairment loss in our future filings.

Note C- Investment in the Hong Kong Joint Venture, page F-11

11. The Company has reviewed the scope exemptions in paragraph 4 of FIN 46(R), specifically paragraph 4h, and based on an evaluation of the four criteria contained in paragraph 4h, we believe that the appropriate method of accounting for its interest in the Hong Kong Joint Venture is the equity method for the following reasons.

▪	The Hong Kong Joint Venture is a joint venture, owned 50% by each of the Company and its venture partner.
▪
A majority of the voting seats on the board of directors of the Hong Kong Joint Venture are controlled permanently by our venture partner, our venture partner operates the Hong Kong Joint Venture and serves as the managing partner, exercising full operating control of the joint venture.

▪
The Hong Kong Joint Venture manufacturers, distributes and sells product to both the Company and to other customers. The Hong Kong Joint Venture was not designed so that substantially all of its activities either involve or are conducted on behalf of the Company and its related parties.

▪
While the Hong Kong Joint Venture’s sales to the Company increased from 46% of the joint venture’s total sales in fiscal 2007 to approximately 69% in fiscal 2008, it is anticipated that the joint venture’s sales to other customers will increase as a percentage in future periods. A combination of the following circumstances caused the current increase:

Lynn Dicker
Division of Corporation Finance
Securities and Exchange Commission
September 25, 2008

o	The Hong Kong Joint Ventures sales to all customers slowed during the 2008 fiscal year to $30,144,148 from $41,151,055 in the prior year, a decrease of 26.75%
o
As the Hong Kong Joint Venture’s sales to others declined, sales to the Company increased significantly due to the Company’s sales to a large national retailer that represents a new customer to the Company.

▪	The Company has not provided more than half of the Hong Kong Joint Venture’s equity or other financing.

12. We note your comment and will revise future filings to reconcile the carrying value of the investment in the Hong Kong Joint Venture to the summarized financial information presented in our financial statements.

Note E - Credit Facility, page F-12

13. We included the disclosure requirements of FIN 45 paragraph 13 in Note A - Nature of Business and Summary of Significant Accounting Policies under the heading “Discontinued Operations” and elsewhere in our filing and in previous filings. However, we note your comment and will include this disclosure in the note covering our “Credit Facility” in future filings.

Note H - Shareholder’ Equity, page F-14

14. We note your comment and will revise future filings to provide a description of the methods used to determine the significant assumptions utilized within the Black-Scholes option valuation model.

Exhibit 99.1

The Joint Venture Financial Statements - Eyston Company Limited

15. We acknowledge the guidance of Rule 3-09(b) of Regulation S-X. The audited statements for March 31, 2006 of the Hong Kong joint venture have been included in previous filings. We respectfully request that the third historical year of the Hong Kong Joint Venture be included in future filings of the Company’s Form 10-K.

16. The opinion included was erroneously the statutory opinion. The audit opinion covered both years. An amended filing will be made which includes the correct opinion of Grant Thornton - Hong Kong.

Lynn Dicker
Division of Corporation Finance
Securities and Exchange Commission
September 25, 2008

Independent Auditors’ report, page JV-1

17. The opinion included was erroneously the statutory opinion. The audit opinion was in accordance with standards of the Public Company Accounting Oversight Board (US). An amended filing will be made which includes the correct opinion of Grant Thornton - Hong Kong.

Independent Auditors’ Report, page JV-1

18. We acknowledge the comment and will revise future filings to clearly disclose in the Joint Venture’s financial statements that there are no material reconciling items between HKFRS and US GAAP.

Note 3. Summary of Significant Accounting Policies, page JV-10

19. The Hong Kong Joint Venture has not recorded any reversals to impaired assets.

General

The Company hereby acknowledges that the Company is responsible for the adequacy and accuracy of the disclosure in the filing, and staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company further acknowledges that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you require any further information or have additional comments, please contact me.

Sincerely,

UNIVERSAL SECURITY INSTRUMENTS, INC.

/s/ James B. Huff
James B. Huff
Chief Financial Officer

cc:	Mr. Harvey Grossblatt
Chief Executive Officer

Craig Miller, CPA
Grant Thornton